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                                                                EXHIBIT 85



                             [PENNZOIL LETTERHEAD]



FOR IMMEDIATE RELEASE

Contacts:
Robert Harper                                       Joele Frank / Jeff Kimball
Corporate Communications                            Abernathy MacGregor Group
713/546-8536                                        212/371-5999


               COURT MOVES SMITH BARNEY LAWSUIT TO FEDERAL COURT
        Suit Filed by Pennzoil Against Smith Barney for Improperly Using
            Confidential Information in its Advisory Capacity to UPR

Houston, TX, October 2, 1997 -- Pennzoil Company (NYSE: PZL) today announced that a District Court in Dallas has temporarily abated Pennzoil's lawsuit claiming Smith Barney Inc. improperly used confidential information in its advisory capacity to Union Pacific Resources' (NYSE: UPR) (UPR), holding that Pennzoil should file its claim in federal court.

The company noted that today's court action was not a ruling on the merits of Pennzoil's claim. Pennzoil intends to vigorously pursue in federal court its claim that Smith Barney has violated both industry norms and its specific contract obligations prohibiting Smith Barney from receiving or using confidential Pennzoil information while providing financial advice to UPR.

Pennzoil Company explores for and produces crude oil and natural gas, manufactures and markets premium quality lubricants, including America's top selling motor oil, and is the parent company of Jiffy Lube International, the world's largest franchiser of fast oil change centers.